UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 6)1

Lantronix, Inc.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

516548 20 3
(CUSIP Number)

ADAM W. FINERMAN, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 21, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 516548 20 3

1	NAME OF REPORTING PERSON TL Investment GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,192,687
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,192,687
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,192,687
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.6%1
14	TYPE OF REPORTING PERSON OO

1 Based on 10,581,235 shares of common stock outstanding as of October 28, 2011, as reported in Lantronix, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2011.

CUSIP NO. 516548 20 3

1	NAME OF REPORTING PERSON Bernhard Bruscha
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 87,5371
	8	SHARED VOTING POWER 4,192,6872
	9	SOLE DISPOSITIVE POWER 87,5371
	10	SHARED DISPOSITIVE POWER 4,192,6872
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,280,224
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.5%3
14	TYPE OF REPORTING PERSON IN

1 Consists of direct beneficial ownership of 87,537 shares of common stock issuable upon exercise of stock options held by the Reporting Person, which are exercisable within 60 days of the date hereof.

2 Represents shares of common stock held directly by TL Investment GmbH, of which the Reporting Person is the sole owner and one of two managing directors.

3 Based on 10,581,235 shares of common stock outstanding as of October 28, 2011, as reported in Lantronix, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2011.

CUSIP NO. 516548 20 3

1	NAME OF REPORTING PERSON Manfred Rubin-Schwarz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 383
	8	SHARED VOTING POWER 4,192,6871
	9	SOLE DISPOSITIVE POWER 383
	10	SHARED DISPOSITIVE POWER 4,192,6871
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,193,070
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.6%2
14	TYPE OF REPORTING PERSON IN

1 Represents shares of common stock held directly by TL Investment GmbH, of which the Reporting Person is the sole owner and one of two managing directors.

2 Based on 10,581,235 shares of common stock outstanding as of October 28, 2011, as reported in Lantronix, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2011.

CUSIP NO. 516548 20 3

Introduction

This constitutes Amendment No. 6 to the statement on Schedule 13D, filed on behalf of TL Investment GmbH, a limited liability company organized under the laws of Germany (“TL Investment”), Bernhard Bruscha, a citizen of Germany (“Bruscha”), and Manfred Rubin-Schwarz, a citizen of Germany (“Rubin-Schwarz,” and together with TL Investment and Bruscha, the “Reporting Persons”), dated November 10, 2008 (as amended, the “Statement”), as amended by Amendment No. 1 thereto, dated December 8, 2008, by Amendment No. 2 thereto, dated June 12, 2009, by Amendment No. 3 thereto, dated August 19, 2010, by Amendment No. 4 thereto, dated August 19, 2010, and by Amendment No. 5 thereto, dated August 11, 2011, relating to the common stock, par value $0.0001 per share (the “Shares”) of Lantronix, Inc. (the “Issuer”). Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged and capitalized terms used herein but not otherwise defined herein shall have the meaning as set forth in the Statement.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

An aggregate of 3,383,869 Shares (the “Pre-IPO Shares”) were transferred by Bruscha to TL Investment on January 23, 2008, which Shares of the Issuer’s Common Stock were acquired by Mr. Bruscha prior to the initial public offering of the Shares.  Bruscha has previously filed statements on Schedule 13G; however, the Reporting Persons filed a Schedule 13D pursuant to Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, on November 18, 2008, because beneficial ownership of the Reporting Persons exceeded 20% of the Shares outstanding and the Reporting Persons had acquired an aggregate amount of Shares greater than 2% of the Shares outstanding in the preceding twelve months.

The aggregate purchase price of the remaining 808,818 Shares beneficially owned by TL Investment is approximately $2,560,471.

The source of funding of the Pre-IPO Shares was personal funds of Bruscha.  The source of funding for the remaining Shares was furnished from the working capital funds of TL Investment.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by the Reporting Persons is based upon 10,581,235 Shares outstanding, which is the total number of Shares outstanding as of October 28, 2011 as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 14, 2011.

As of the close of business on December 6, 2011, TL Investment owned directly 4,192,687 Shares, constituting approximately 39.6% of the Shares outstanding.  By virtue of their relationships with TL Investment, each of Bruscha and Rubin-Schwarz may be deemed to beneficially own the Shares owned by TL Investment.

As of the close of business on December 6, 2011, Bruscha beneficially owned 87,537 Shares underlying Stock Options that are exercisable within 60 days of the date hereof which, together with the 4,192,687 Shares owned by TL Investment that Bruscha may also be deemed to beneficially own, constitutes approximately 40.5% of the Shares outstanding.

CUSIP NO. 516548 20 3

As of the close of business on December 6, 2011, Rubin-Schwarz owned directly 383 Shares which, together with the 4,192,687 Shares owned by TL Investment that Rubin-Schwarz may also be deemed to beneficially own, constitutes approximately 39.6% of the Shares outstanding.

Item 5(c) is hereby amended to add the following:

(c)           Schedule A annexed hereto lists all transactions in the Shares by TL Investment during the past 60 days.  All of such transactions were effected in the open market.

CUSIP NO. 516548 20 3

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 7, 2011

TL INVESTMENT GMBH

By:	/s/ Bernhard Bruscha
Bernhard Bruscha
Managing Director

/s/ Bernhard Bruscha
Bernhard Bruscha

/s/ Manfred Rubin-Schwarz
Manfred Rubin-Schwarz

CUSIP NO. 516548 20 3

SCHEDULE B

Transactions in the Securities of the Issuer During the Past 60 Days

Class of Security	Securities Purchased	Price ($)	Date of Purchase
TL INVESTMENT GMBH
Common Stock	17,000	1.5500	11/18/11
Common Stock	116,000	1.7690	11/21/11
Common Stock	42,000	1.7950	11/22/11
Common Stock	13,000	1.8000	11/23/11
Common Stock	3,000	1.8000	11/25/11
Common Stock	50,000	1.9000	11/30/11